

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 20, 2008

Via Facsimile and U.S. Mail

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison, LLP
1285 Avenue of the Americas
New York, NY 10019-6064

>   **Re: Salton, Inc.**
>   **Schedule 13E-3 filed September 30, 2008**
>   **File No. 005-42085**

Dear Mr. Marell:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Salton, Harbinger Capital Partners Offshore Manager, L.L.C., or Harbinger Capital Partners Special Situations GP, L.L.C. is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. We note that these entities were filing persons on the amended Schedule 13E-3 filed on October 9, 2007. Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination requirement.

<u>Introduction , page 4</u>

2. Please state whether officers and directors of the issuer will receive cash
    payments, and if applicable, please disclose the aggregate payment.

<u>Special Factors, page 5</u>

3. Please revise to include a discussion of the background of the Rule 13e-3
    transaction. Please describe each contact, meeting, or negotiation that took place
    and the substance of the discussions or negotiations at each meeting. Please
    identify any counsel, advisors, and the members of management who were
    present at each meeting. Please also revise so that it is clear how the
    consideration amount of $0.33 per share was determined.

<u>Certain U.S Federal Income Tax Considerations, page 8</u>

4. Please revise the heading and first sentence to clarify that you are describing
    material federal income tax consequences, rather than considerations. Refer to
    Item 1004(a)(2)(vii) of Regulation M-A. In addition, please revise to describe the
    tax consequences of the Rule 13e-3 transaction to Salton. Refer to Item 1013(d)
    of Regulation M-A.

<u>Fairness of the Merger, page 9</u>

<u>Position of the Filing Persons as to the Fairness of the Merger, page 9</u>

5. We note that each of the filing persons believes that the short-form merger is fair
    to Public Shareholders, which you define as those Salton stockholders "other than
    the Harbinger Funds." Please revise throughout your document to consistently
    state whether the going private transaction is substantively and procedurally fair
    to the *unaffiliated* shareholders of Salton. Refer to Item 1014(a) of Regulation M-
    A.

6. Please revise to clarify that you are discussing the positive factors considered by
    each of the filing persons, beginning on page 9, and that you are discussing the
    negative factors on page 15. In addition, we note that you have included the
    summary of the financial analysis prepared by the filing persons under the list of
    positive factors. For ease of investor understanding of the positive factors
    considered, please refer to the financial analysis in the bulleted list of factors, but
    revise to present the more detailed summary of the financial analysis under a
    separate section.

7. We note the analyses based on "Public Comparables." Please revise to describe the method of selection and any reasons for excluding any selected companies from each analysis.

8. We note that on page 15, you state that certain officers and directors of Salton may have conflicts of interest in connection with the merger. Please revise to describe these conflicts of interest. Refer to Item 1005(d) of Regulation M-A. If applicable, please address any benefits not received by other shareholders, ongoing equity participation, any alternations in compensation or employment arrangements, and board representation.

Past Contact, Transactions, Negotiations and Agreements, page 22

Purchase of Shares, page 26

9. We note that the Master Fund purchased 17,103,953 shares from a stockholder. Please revise to identify the stockholder who sold the shares and describe all material provisions of the agreement. Refer to Item 1005(e) of Regulation M-A.

Purposes of the Transaction and Plans or Proposals, page 26

10. We note that the first bullet on page 27 refers to "any extraordinary transaction." Please revise to specifically address any plans regarding a "merger, reorganization or liquidation." Refer to Item 1006(c)(1) of Regulation M-A and General Instruction E. to Schedule 13E-3.

Source and Amount of Funds or Other Consideration, page 27

11. We note that the necessary funds will be in the form of capital contributions. Please revise to state the specific source of funds. Refer to Item 1007(a) of Regulation M-A. If any funds are expected to be borrowed, then provide a summary of the loan agreement and file the agreement as an exhibit. Refer to Items 1007(d)(1) and 1016(b) of Regulation M-A.

Interests in Securities of the Subject Company, page 28

12. We note that the existing 9.5 million options will automatically convert into options of the surviving company. Please also disclose ownership interest in these options.

Financial Statements, page 28

13. Please revise to provide and present all of the information in accordance with Item 1010(c) of Regulation M-A. In view of your decision to incorporate financial information by reference under Item 13 of Schedule 13E-3, complete summarized information is required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

14. Upon examination of the most recent Form 10-K, we noticed that the issuer reported consistent losses from continuing operations and discontinued operations. Please revise to state in an appropriate location in this filing, if true, that the affiliates will be the beneficiaries of the issuer's future use of any operating loss carryforwards.

Exhibit (d-3) Contribution Agreement

15. Please file all exhibits to the contribution agreement. We note that Exhibit A has not been filed.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions